Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were published by Pubco and Asheesh Birla, Pubco’s Chief Executive Officer, on September 23, 2026.

XRP's Most Underrated Feature: The Community

By Asheesh Birla, founder and CEO, Evernorth

Ask what makes XRP different and you’ll most often get a technical answer. Settles in seconds. Transactions cost a fraction of a cent. Built from the start to move value rather than sit still. All true, but also missing the most important element. .

The list is missing you.

A ledger’s speed can be matched by the next ledger. But a constituency that has held together for a decade cannot be matched at all. That belongs on this list of what sets XRP apart and I’d put it near the top.

Which brings me to what we’re doing about it.

Every fight starts with a bell. So does every trading day. Same sound, different building, but both mean the same thing: whatever you did to get here is finished. Now, everybody gets to watch.

Evernorth expects to list on Nasdaq under the ticker XRPN. If and when that bell rings, we don’t plan to walk out alone. We’re walking out with an XRP community member, BearChamp.

Here’s why that matters, and it isn’t about a mascot.

You were early, and you were loud about it

Most communities in this industry were built during a bull run and dissolved during the next drawdown. Yours did the opposite. It got written off, argued with, counted out in public, and it kept showing up. Building wallets and explorers and dashboards nobody paid for, translating documentation into a dozen languages, answering the same question for the ten thousandth newcomer without a trace of condescension.

And you did something with almost no precedent in American securities litigation. When the SEC challenged XRP’s legal standing, thousands of XRP holders organized, retained counsel, and put their names on the record. The attorney who filed on their behalf, John Deaton, has said he submitted roughly 3,800 holder affidavits, and by the amicus deadline fourteen briefs had been filed in support of XRP’s standing. Deaton has argued publicly since that holders changed the shape of the case. The point is that thousands of individual holders, with no budget and no institutional standing, made themselves impossible to ignore inside a federal proceeding. That’s more than a fan base. That’s a constituency.

That is a strange and rare thing to watch from the outside. Conviction is easy when you’re winning. This community has something else, and there isn’t a clean word for it in finance. Stubborn belief, maybe. The refusal to let somebody else’s opinion be the final word on what you already understood.

We’re close to becoming a public company, and public companies are supposed to talk about total addressable markets. Fine. But we should be honest about what actually got XRP here. A market, absolutely. But, moreover, the people who wouldn’t leave.

Why BearChamp: A celebration of the XRP community

If you’re in this community, you already know him. If you’re not, BearChamp is a fighter, invented to stand in for a fight somebody wasn’t allowed to have.

JC Rivera, the Chicago-based artist behind BearChamp, grew up in Puerto Rico wanting to be a boxer. His mother thought the ring was too dangerous, and the art world wasn’t handing out much encouragement either. Years later, working multiple jobs and drawing on a $150 computer he’d picked up at a pawn shop, he made a stout, mustard-colored bear with heavy eyes, red gloves and a crown. He’d created a proxy for the fighter he was told he couldn’t become. The Champ came with a directive that hasn’t changed: roll with the punches.

JC put him on walls. Wheatpastes in the margins first, then a commissioned mural in 2014 that put the bear in front of a much bigger audience, then most of Wicker Park and the West Loop. From there, the Champ went where JC went, including vinyl toys, canvases, and whatever the digital frontier turns out to be. But at every turn, he takes the hit, finds his feet, and never stops swinging.

We picked BearChamp for this moment because his story is uncomfortably close to ours. A contender with unexpected pedigree. Somebody who rolls up his sleeves, does the unglamorous work, takes the shot, gets back up, and is still standing when the people who dismissed him have moved on to dismissing something else.

That is the XRP community’s story. It’s also, at the risk of being sentimental about a balance sheet, ours.

What we’re actually doing

BearChamp and Evernorth are collaborating on the road to the bell.

You’ll see a co-branded symbol you can wear, post and rally behind. You’ll see the story told in chapters between now and the day we hope to ring the bell. And if all goes as planned, it culminates in a full takeover of Times Square, where the finale of the story premieres. BearChamp stepping through the ropes into public markets.

We wanted you to have something to hold on to. Going public is, structurally, a private moment. It happens in filings and conference rooms and on a podium at 9:30 in the morning with people in suits. That’s not a complaint, it’s just the shape of the thing. But the people who carried this asset for a decade shouldn’t be reading about that moment secondhand.

Our collaboration with BearChamp, along with other XRP community members, is this community’s seat at ringside.

He’s the first. He isn’t the only one.

The XRP community produced a genuine creative culture: artists, animators, meme historians, developers who ship on weekends, people who have explained the ledger to their families more times than they’d like to admit. BearChamp is one of them, and we’re starting there. We have plans for more.

The through-line won’t change. This community is resilient and self-organizing and, frankly, funnier than any other corner of the digital asset ecosystem. We intend to keep celebrating that instead of borrowing from it.

And while the show is on, the work continues.

We still have the actual job to do.

Evernorth intends to put its XRP to work, actively managing it as a working treasury. We’ll be treating the treasury the way a serious financial firm treats a balance sheet. We intend to work directly with builders on the XRP Ledger.

The ledger has quietly grown up over the last two years. Permissioned trading venues, native escrow, on-chain lending, a regulated dollar stablecoin operating in the same ecosystem. That is the kind of infrastructure institutions have said they need. As institutions evaluate whether to move real activity onto public infrastructure, somebody has to make sure this community is inside that story rather than reading about it after the fact.

That’s the part of the job we take most personally. You made XRP matter before it was respectable to say so. You should be in the room when the rest of finance figures it out.

See you at the bell

This is a moment this community earned long before we existed.

The walkout has already started. We’re ready for the next era of finance.

This content is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor does it constitute investment advice. It reflects the personal views of the author. This content may contain forward-looking statements that involve risks and uncertainties; actual results may differ materially. Digital assets involve risk, including potential loss of principal. Evernorth has filed a registration statement (available at sec.gov) with the SEC in connection with a proposed business combination. Learn more about Evernorth: https://www.evernorth.xyz/press-release-08-27-2026

Additional Information and Where to Find It

Evernorth filed with the SEC a registration statement on Form S-4 (the "Registration Statement"), which has been declared effective, in connection with the proposed business combination (the "Business Combination"), the private placements of securities in connection with the Business Combination (the "Private Placement Transactions") and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the "Proposed Transactions"). The Registration Statement was declared effective on August 27, 2026, and the definitive proxy statement and other relevant documents will be mailed to shareholders of Armada II as of the close of business of Record Date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Armada II and Evernorth have also filed other documents regarding the Proposed Transactions with the SEC. This press release does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF ARMADA II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ARMADA II'S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA II, PATHFINDER DIGITAL ASSETS, EVERNORTH AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada II and Evernorth, without charge, once available, on the SEC's website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.